SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: August 12, 2025

List of Materials

Documents attached hereto:

[Translation of the Share Buyback Report for the period from July 1, 2025 to July 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on August 12, 2025]

[This is a translation of the Share Buyback Report for the period from July 1, 2025 to July 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on August 12, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of July 31, 2025)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026）	100,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) July 1 July 2 July 3 July 4 July 7 July 8 July 9 July 10 July 11 July 17 July 18 July 22 July 23 July 24 July 25 July 28 July 29 July 30 July 31	683,800 707,500 574,700 381,700 421,800 747,500 520,100 940,400 640,900 487,400 463,900 595,000 1,050,300 834,700 512,600 517,900 440,800 311,800 621,800

2,504,155,809

2,598,173,404

2,099,220,425

1,408,601,213

1,551,427,388

2,747,572,893

1,909,353,412

3,384,071,435

2,310,843,780

1,763,061,979

1,657,982,914

2,126,909,372

3,868,496,574

3,165,538,733

1,911,114,175

1,896,349,217

1,586,601,017

1,124,829,413

2,286,035,201

Total	―	11,454,600	41,900,338,354
Total number of shares repurchased as of the end of the reporting month	30,410,600		113,163,793,087
Progress of the repurchase (%)	30.41		45.27

Note 1: The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2: It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of July 31, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) July 1 July 2 July 3 July 8 July 11 July 15 July 16 July 17 July 25 July 31	32,000 5,000 4,000 71,000 147,000 3,500 1,500 8,000 32,000 2,000	85,261,440 13,322,100 10,657,680 189,173,820 391,669,740 9,325,470 3,996,630 21,315,360 85,261,440 5,328,840
Total	―	306,000	815,312,520
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock delivered under Restricted Stock Units plan)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	―	―	―
Total	―	―	―
Total amount	306,000		815,312,520

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of July 31, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	156,843,325

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